                                                                           U.S. SECURITIES AND EXCHANGE COMMISSION

----------------------------------                                                Washington, D.C. 20549                                                 --------------------------
              FORM 4                                                                                                                                      OMB APPROVAL
----------------------------------                                     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                                                                                                                                                         --------------------------
|_|  Check this box if no longer        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility      OMB Number:  3235-0287
    subject to Section 16. Form 4                   Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940                   --------------------------
   or                                                                                                                                                    Expires:  December 31,
    Form 5 obligations may                                                                                                                               2001
   continue.                                                                                                                                             --------------------------
    See Instruction 1(b)                                                                                                                                 Estimatd average burden
                                                                                                                                                         --------------------------
                                                                                                                                                         --------------------------
                                                                                                                                                         hours per response . . .
                                                                                                                                                         . . .0.5
(Print or Type Responses)
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----------------------------------------------------------------- ---------------------------------------------------------------- --------------------------------------------------
1.       Name and Address of Reporting Person*                    2.  Issuer Name and Ticker or Trading Symbol                     6.  Relationship of Reporting Person to Issuer
                                                                                                                                   (Check all applicable)
     Compaq Computer Corporation                                           CMGI, Inc.     (“CMGI”)                                 ___ Director          __X_ 10% Owner
                                                                                                                                   ___ Officer                   ___ Other
                                                                                                                                   (give title below)          (specify  below)
----------------------------------------------------------------- ----------------------------------------------------------------
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(Last)               (First)            (Middle)                  3.  IRS or Social Security   4.  Statement for
                                                                      Number of Reporting         Month/Year                            _______________________
        20555 State Highway 249                                       Person (Voluntary)                 November 2001
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                                                                                                                                   --------------------------------------------------
                            (Street)                                                           5.  If Amendment, Date of           7.  Individual or Joint/Group Filing (Check
                                                                                                  Original                         applicable line)
       Houston                TX                  77070                                           (Month/Year)                     ___ Form filed by One Reporting Person
                                                                                                                                   _X_ Form filed by More than One Reporting Person

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(City)                   (State)            (Zip)                          Table 1 — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
----------------------------------------------------------------- -------------------------------------------------------------------------------------------------------------------
1.  Title of Security                                             2.  Trans-       3.  Trans-    4.  Securities Acquired (A)        5.       Amount     6.  Owner-    7.
    Instr. 3)                                                         action                      or Disposed of (D)                   Of Securities      ship           Nature of
                                                                      Date       action           (Instr. 3, 4 and 5)                   Benefically       Form:          Indirect
                                                                                     Code                                               Owned at          Direct         Beneficial
                                                                      (Month/        (Instr. 8)                                         End of Month      (D) or         Owner-
                                                                       Day/                                                                               Indirect (I)   ship
                                                                        Year)
                                                                                               ------------------------------------
                                                                                               ------------- -------- -------------
                                                                                                             (A) or
                                                                                 Code   V         Amount     (D)         Price          (Instr. 3 and   (Instr. 4)       (Instr. 4)
                                                                                                                                        4)
----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
                                                                  -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
Common Stock                                                      11/8/01        J(1)             4,445,056     A         (1)                                D
                                                                  -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
Common Stock                                                      11/13/01       S                  400,000     D         2.3182                             I             (2)
----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
                                                                  -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
Common Stock                                                      11/14/01       S                  500,000     D         2.3980                             I             (2)
                                                                  -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
Common Stock                                                      11/15/01       S                  275,000     D         2.4423                             I             (2)
                                                                  -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
Common Stock                                                      11/16/01       S                  825,000     D         2.5315                             I             (2)
-----------------------------------------------------------------
----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
Common Stock                                                      11/19/01       S                1,100,000     D         2.9035                             I             (2)
-----------------------------------------------------------------
----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
Common Stock                                                      11/20/01       S                  400,000     D         2.9349                             I             (2)
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----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
Common Stock                                                      11/21/01       S                  180,000     D         2.3000                             I             (2)
-----------------------------------------------------------------
----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
Common Stock                                                      11/23/01       S                  150,000     D         2.4200                             I             (2)
-----------------------------------------------------------------
----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
Common Stock                                                      11/26/01       S                  450,000     D         2.4044                             I             (2)
-----------------------------------------------------------------
----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
Common Stock                                                      11/27/01       S                  600,000     D         2.2654                             I             (2)
-----------------------------------------------------------------
----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
Common Stock                                                      11/28/01       S                  900,000     D         2.0300                             I             (2)
-----------------------------------------------------------------
----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
Common Stock                                                      11/29/01       S                  750,000     D         1.9227                             I             (2)
-----------------------------------------------------------------
----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
Common Stock                                                      11/30/01       S                  470,000     D         2.0026    44,553,787               I             (2)
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FORM 4 (continued)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, See Instruction 4(b)(v).

                             TABLE II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)

------------------------------- ----------- ---------- ----------- -------------------- ------------------ --------------------- --------- ------------ -------------- ----------------
1. Title of Derivative          2. Conver-  3. Trans-  4. Trans-   5. Number of Deriv-  6. Date Exer-      7. Title and Amount   8. Price  9. Number    10. Owner-     11. Nature
Security                          sion or     action     action      ative Securities     cisable and      of                    of          of Deriv-      ship         of
   (Instr. 3)                     Exercise    Date       Code        Ac-quired (A) or     Expiration Date    Underlying          Deriv-      ative          Form of      Indirect
                                  Price of               (Instr.     Dis-                 (Month/Day/        Securities          ative       Secur-        Deriv-        Benefi-
                                  Deri-     (Month/      8)          posed of (D)           Year)            (Instr. 3 and 4)    Secur-      ities          ative        cial
                                  vative     Day/                    (Instr. 3, 4,                                               ity         Bene-          Security:    Owner-
                                  Security   Year)                   and 5)                                                      (Instr.     ficially       Direct       ship (Instr.
                                                                                                                                 5)          Owned          (D) or       4)
                                                                                                                                             at End        Indirect
                                                                                        -------- --------- --------- -----------
                                                                                                                                             of             (I)
                                                                                                                                             Month         (Instr. 4)
                                                                                        Date     Expira-    Title    Amount or             (Instr. 4)
                                                                                        Exer-    tion                Number of
                                            ---------- ------- --- ----------- --------
                                                                                        cisable  Date                Shares
                                                       Code    V      (A)        (D)

                                                                   ----------- --------
------------------------------- ----------- ---------- ------- ---                      -------- --------- --------- ----------- --------- ------------ -------------- ----------------

------------------------------- ----------- ---------- ------- --- ----------- -------- -------- --------- --------- ----------- --------- ------------ -------------- ----------------
------------------------------- ----------- ---------- ------- --- ----------- -------- -------- --------- --------- ----------- --------- ------------ -------------- ----------------

------------------------------- ----------- ---------- ------- --- ----------- -------- -------- --------- --------- ----------- --------- ------------ -------------- ----------------
------------------------------- ----------- ---------- ------- --- ----------- -------- -------- --------- --------- ----------- --------- ------------ -------------- ----------------

------------------------------- ----------- ---------- ------- --- ----------- -------- -------- --------- --------- ----------- --------- ------------ -------------- ----------------
Explanation of Responses:

(1)      On November 8, 2001, CMGI issued a total of 4,445,056 shares of common stock to CPQ Holdings, Inc. valued at approximately
         $7 million, relating to the payment of previously issued Promissory  Notes of CMGI.  Such common stock was acquired in good faith in connection with a debt previously contracted within the meaning of Section 16(b) of the Securities Exchange Act of
         1934, as amended.

(2)      The securities are directly owned by CPQ Holdings, Inc., a wholly owned subsidiary of Compaq Computer Corporation.

                                                                                Compaq Computer Corporation

                                                                                By:   /s/  Linda S. Auwers                                                     December 7, 2001
                                                                                -------------------------------------------------------               ----------------------------
                                                                                    Linda S. Auwers, Vice President                                              Date
                                                                                   Deputy General Counsel and
                                                                                   Secretary
                                                                                           **Signature of Reporting Person
**Intentional misstatement or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C.1001 and 15 U.S.C. 78ff(a).
                                                                                                                                 Page 2

Note:   File three copies of this Form, one of which must be manually signed.  If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to  the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                 JOINT FILER INFORMATION
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Name:                                       CPCG Holdings, Inc.
I.R.S. Identification Number:               76-0647487
Address:                                    20555 State Highway 249
                                            Houston, TX  77070
Designated Filer:                           Compaq Computer Corporation
Issuer and Ticker Symbol                    CMGI, Inc. (“CMGI”)
Statement for Month/Year:                   August 2001

CPCG HOLDINGS, INC.

By:   /s/  Linda S. Auwers                                    December 7, 2001
-------------------------------------------    --------------------------------------------
       Linda S. Auwers, Vice President                            Date
     and Secretary
     **Signature of Reporting Person

Name:                                       CPQ Holdings, Inc.
I.R.S. Identification Number:               51-0337545
Address:                                    20555 State Highway 249
                                            Houston, TX  77070
Designated Filer:                           Compaq Computer Corporation
Issuer and Ticker Symbol                    CMGI, Inc. (“CMGI”)
Statement for Month/Year:                   August 2001

CPQ HOLDINGS, INC.

By:    /s/  Linda S. Auwers                                  December 7, 2001
-------------------------------------------    --------------------------------------------
       Linda S. Auwers, Vice President                            Date
      and Secretary
     **Signature of Reporting Person